Richard McKenney appointed Sun Life Financial's

Chief Financial Officer

TORONTO (February 28, 2007) — Sun Life Financial Inc. (TSX, NYSE: “SLF”) announced that Richard P. McKenney has assumed the position of Executive Vice-President and Chief Financial Officer of Sun Life Financial effective today. McKenney, who joined Sun Life Financial in September 2006, succeeds Paul W. Derksen, who last spring announced his intention to retire in early 2007.

“Paul has made a tremendous contribution during his seven years at Sun Life, and it has been a real pleasure to work with him,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial. “He played a key role in Sun Life’s conversion from a policyholder-owned company with an initial market capitalization of $5 billion to a public company with a worth today approaching $30 billion.”

In commenting on his retirement, Derksen said, “I have enjoyed my time at Sun Life very much indeed. It is a wonderful organization with a great management team, and I wish everyone all the best.”

Prior to joining Sun Life Financial, McKenney, 38, was Senior Vice-President and Chief Financial Officer of Genworth Financial Inc., a U.S. publicly traded insurance company which had been part of GE Financial Assurance until Genworth’s public offering in 2004. Reporting to Stewart, McKenney leads the company's enterprise-wide financial, actuarial, risk management, asset and liability management, capital management, taxation, planning, mergers and acquisitions, and investor relations functions.

“Rick has hit the ground running and has already made his presence felt in many positive ways,” noted Stewart. “The transition from Paul to Rick has gone extremely well, and the addition of an individual of Rick’s high calibre to our senior executive team has us well positioned going forward.”

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of CDN$436 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Kevin Strain

Vice-President, Investor Relations

416-204-8163

investor.relations@sunlife.com